Filed by Inphi Corporation

Commission File No. 001-34942

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Inphi Corporation

Commission File No. 001-34942

INPHI QUESTIONS & ANSWERS

BENEFITS

Benefits Treatment Pre-Close

Q. What will happen to my benefits between now and the Close of the transaction?

A. All benefits will remain as they stand currently now through the Close of the transaction.

Profit Sharing Plan

Q. Will we still have a Profit Sharing payout for 2020?

A. Yes, the Profit Sharing Program (PSP) for 2020 company performance will move forward based on past practice and timing. The final percentage allocation will be communicated to employees after it is approved by the Compensation Committee of the Board of Directors once the final financial performance for 2020 is certified in early 2021.

COMPENSATION

Focal Review Process

Q. Will the 2021 Focal Compensation Planning move forward as typical?

A. Yes, we will have our annual focal compensation planning process on a timeline similar to last year’s. The review will include base salary, 2020 annual bonus, 2021 focal RSU awards and promotions (up through Sr Dir level).

Q. What are the key dates for this year’s focal?

A. Key dates are as follows:

Annual Focal RSUs: (total vesting over 3 years) 1/3 cliff vests March 1, 2022, the remaining 2/3 vests quarterly over the next 8 quarters
Annual Bonus RSUs: (total vesting over 10 months) Vest 25% per Quarter – Mar 25, 2021, Jun 25, 2021, Sep 25, 2021 and Dec 24, 2021
Salary Changes & Promos: Effective April 1, 2021

2021 Focal RSU Awards

Q. What happens with the focal RSUs that are granted at the 2021 focal planning?

A. The vesting schedule for the focal grant will be 1/3 vesting on March 1, 2022 and the remaining 2/3 of the award vesting quarterly over the following 8 quarters so that it will be vested over 3 years. This is a positive change from prior practice, which was 25% per year over 4 years.

Q. What happens to my 2021 focal RSU award once the deal closes?

A. Your unvested units will convert based on the same formula as other unvested RSU and will continue to vest as per the same vesting schedule.

Q. What happens to my 2021 focal RSU award if my position is determined to be redundant and I am involuntarily terminated with the close of the transaction?

A. The award will be treated as if it had been quarterly vesting from grant date and you will receive a pro- rata vesting of the award for the number of quarters that would have vested from the grant date through the close date plus the next quarter.

Example: Grant is awarded March 1, 2021, deal closes in August 2021and your position is determined to be redundant, you would receive the amount that would have vested in June 2021 and September 2021.

Annual Bonus Awards

Q. Will the FY2020 bonus awards be paid in stock as it was in the past few years?

A. Yes, the bonus will be paid in RSUs that vest quarterly, as shown in the timeline above.

Q. What will happen to my bonus award RSUs once the transaction closes?

A. Your unvested units will convert based on the same formula as other unvested RSU and will continue to vest as per the same vesting schedule.

Q. What happens to my bonus award RSUs if my position is determined to be redundant and I am involuntarily terminated with the Close of the transaction?

A. All unvested RSUs related to your FY20 bonus award will accelerate vesting as of your termination date.

Q. What happens to the annual bonus for FY 2021 (normally payable in 2022)?

A. If the deal closes in 2021, immediately prior to the close of the transaction Inphi will pay out a pro-rata portion of the target bonus related to the time period from January 1, 2021 through the close date.

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For those employees who are continuing, their award will be paid in RSUs that convert to Marvell stock based on the same formula as other unvested RSU and will vest based on the same quarterly schedule as the FY20 bonus awards, vesting before the end of calendar year 2021.

-	For those employees whose position is determined to be redundant, their pro-rata bonus will be paid in cash as part of their termination pay.

Sales Incentive Plan

Q. What will happen to my Sales Incentive Plan (SIP) payments from now until close of the transaction?

A. Awards will be paid out as per the SIP documents and past practice through the close of the transaction. Awards paid in stock that are unvested as of the close will be converted to Marvell stock based on the same formula as other unvested RSU and will vest based on the same quarterly schedule. For those employees whose position is determined to be redundant, the unvested RSUs related to their prior quarter SIP award will accelerate vesting as of your termination date.

PERFORMANCE REVIEWS

Q: Will we continue to have performance reviews for 2020?

A. Yes, we will continue with our performance review process using Spiralinks similar to last year. More information about the schedule will be provided in the first week of December.

Q: What are the reasons we are continuing with performance reviews?

A. Inphi continues to operate business as usual and performance reviews are an important part of employee development, career progression, goal planning, and focal compensation planning. Additionally, we will complete reviews by the end of Q1 2021, which is before the anticipated Marvell close date.

HIRING

Q: Will we continue hiring (both replacements and incremental headcount per AOP) between now and the close of the transaction?

A. Yes, we will continue to hire replacements and incremental headcount per AOP until the close of the transaction. We will be carefully reviewing all requisitions to ensure we are optimizing the workforce planning and may choose to utilize contractors or temporary workers where it makes sense.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Marvell and Inphi. In connection with the proposed transaction, Marvell and Inphi will cause the newly formed company which will become the holding company of Marvell and Inphi following the transaction (“HoldCo”) to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement of Marvell and Inphi and a prospectus of HoldCo referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Inphi stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INPHI AND INVESTORS AND SECURITY HOLDERS OF MARVELL ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Marvell shareholders and Inphi stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by Marvell, Inphi or HoldCo through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell Technology Group Ltd. at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Inphi with the SEC also may be obtained free of charge at Inphi’s website at www.inphi.com or upon written request to Inphi Corporation at 110 Rio Robles, San Jose, California 95134.

Participants in the Solicitation

Marvell and Inphi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Inphi’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Inphi’s directors and executive officers and their ownership of Inphi’s common stock is set forth in Inphi’s proxy statement for its 2020 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 21, 2020. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2020 Annual General Meeting of Shareholders on Schedule 14A filed with the SEC on May 28, 2020. To the extent that holdings of Inphi’s or Marvell’s securities have changed since the amounts printed in Inphi’s or Marvell’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act with respect to the proposed transaction between Marvell, Inphi and HoldCo, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or HoldCo’s ability to integrate the businesses of Marvell and Inphi or due to unexpected costs, liabilities or delays; (iii) the ability of the parties to obtain or consummate financing or refinancing related to the transactions upon acceptable terms or at all; (iv) potential litigation relating to the proposed transaction that could be instituted against Marvell, HoldCo or Inphi or their respective directors; (v) the risk that disruptions from the proposed transaction will harm Marvell or Inphi’s business, including current plans and operations; (vi) the ability of Marvell or Inphi to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (viii) risks relating to the value of the HoldCo shares to be issued in the transaction; (ix) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; (xi) legislative, regulatory and economic developments affecting Marvell or Inphi’s businesses; (xii) general economic and market developments and conditions; (xiii) the evolving legal, regulatory and tax regimes under which Marvell, HoldCo and Inphi operate; (xiv) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Marvell’s and/or Inphi’s financial performance; (xv) restrictions during the pendency of the proposed transaction that may impact Marvell’s or Inphi’s ability to pursue certain business opportunities or strategic transactions; (xvi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Marvell’s and Inphi’s response to any of the aforementioned factors; (xvii) failure to receive the approval of the securityholders of Marvell and/or Inphi; and (xviii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Inphi described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Inphi assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Marvell nor Inphi gives any assurance that either Marvell or Inphi will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.